New Issue Marketing Materials

$ [493,551,200]

J.P. Morgan Alternative Loan Trust-2006-S1

Pool 3

J.P. Morgan Acceptance Corporation I

Depositor

Wells Fargo Bank, N.A.

Master Servicer

J.P. Morgan Securities Inc.

Underwriter

Statistical information based upon information as of February 1, 2006.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-212-834-2499 (collect call) or by emailing Thomas Panagis at thomas.m.panagis@jpmorgan.com.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.  The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referenced in this communication in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this free writing prospectus and to solicit an indication of your interest in purchasing such securities, when, as and if issued.

The information contained in this communication is subject to change, completion or amendment from time to time. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information may contain certain tables and other statistical analyses (the "Computational Materials") that have been prepared in reliance upon information furnished by the issuer, the preparation of which used numerous assumptions which may or may not be reflected herein.  As such, no assurance can be given as to the appropriateness of the Computational Materials for any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance.  These Computational Materials should not be construed as either projections or predictions. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the final underlying assets and the preliminary underlying assets used in preparing the Computational Materials. Neither JPMorgan nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments or losses on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY JPMORGAN AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN JPMORGAN).  JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE OFFERING TO WHICH THIS COMMUNICATION RELATES.

Copyright 2005 JPMorgan Chase & Co.  All rights reserved.  J.P. Morgan Securities Inc. (JPMSI), member NYSE and SIPC.  JPMorgan is the marketing name used by the specific legal entity or entities named in the attached materials.  Clients should contact analysts and execute transactions through a JPMorgan Chase & Co. subsidiary or affiliate in their home jurisdiction unless governing law permits otherwise.

MBS Trading (212) 834-2400

Preliminary Term Sheet

February 3, 2006

Bond Summary

$[493,551,200]

(Approximate, Subject to +/- 5% Variance)

J.P. Morgan Alternative Loan Trust

Mortgage Certificates, Series 2006-S1

Pool 3

Class	Approximate Size ($)	Initial Coupon	Est.WAL (yrs.) To Call(2)	Pmt. Window (Mths.) To Call(2)	Approx. Initial C/E(3)	Approx. Targeted C/E(3)	Expected Ratings Moody’s/S&P(3)
3-A-1	234,746,500	1M LIB + [ ]%	1.000	03/06 - 05/08	7.25%	14.50%	Aaa / AAA
3-A-2	94,000,700	1M LIB + [ ]%	3.000	05/08 - 04/10	7.25%	14.50%	Aaa / AAA
3-A-3	58,967,200	(1)	5.500	04/10 - 12/13	7.25%	14.50%	Aaa / AAA
3-A-4	27,390,800	(1)	7.819	12/13 - 12/13	7.25%	14.50%	Aaa / AAA
3-A-5	46,122,800	(1)	6.305	04/09 - 12/13	7.25%	14.50%	Aaa / AAA
3-M-1	13,675,200	(1)	5.166	03/09 - 12/13	4.50%	9.00%	[Aa2] / [AA]
3-M-2	9,945,600	(1)	5.154	03/09 - 12/13	2.50%	5.00%	[A2] / [A]
3-B-1	6,216,000	6.450%	4.894	03/09 - 12/13	1.25%	2.50%	[Baa2] / [BBB]
3-B-2	2,486,400	6.450%	4.106	03/09 - 08/11	0.75%	1.50%	[Baa3] / [BBB-]

(1)

Coupon set to achieve par at pricing.

(2)

At pricing speed of 25% CPR

(3)

Ratings and Credit Enhancement Levels subject to change upon final confirmation from Moody’s and S&P.  Credit Enhancement Levels include Overcollateralized Amount.

Weighted Average Lives and Principal Payment Windows at Various Prepayment Speeds

	10% CPR		15% CPR		20% CPR
Class	Est.WAL (yrs.) To Call	Pmt. Window (Mths.) To Call	Est.WAL (yrs.) To Call	Pmt. Window (Mths.) To Call	Est.WAL (yrs.) To Call	Pmt. Window (Mths.) To Call
3-A-1	2.621	03/06 - 02/12	1.724	03/06 – 01/10	1.273	03/06 – 12/08
3-A-2	9.302	02/12 – 04/19	5.625	01/10 – 09/14	3.952	12/08 – 08/11
3-A-3	16.101	04/19 – 04/24	11.274	09/14 – 04/19	7.796	08/11 – 02/16
3-A-4	18.153	04/24 – 04/24	13.153	04/19 – 04/19	9.986	02/16 – 02/16
3-A-5	8.422	03/09 – 04/24	7.458	03/09 – 04/19	6.837	03/09 – 02/16
3-M-1	12.414	04/12 – 04/24	8.681	04/10 – 04/19	6.496	03/09 – 02/16
3-M-2	12.414	04/12 – 04/24	8.681	04/10 – 04/19	6.496	03/09 – 02/16
3-B-1	11.911	04/12 – 04/24	8.268	04/10 – 04/19	6.161	03/09 – 02/16
3-B-2	10.238	04/12 – 08/19	6.969	04/10 – 07/15	5.160	03/09 – 02/13

	30% CPR		35% CPR		40% CPR
Class	Est.WAL (yrs.) To Call	Pmt. Window (Mths.) To Call	Est.WAL (yrs.) To Call	Pmt. Window (Mths.) To Call	Est.WAL (yrs.) To Call	Pmt. Window (Mths.) To Call
3-A-1	0.815	03/06 – 12/07	0.682	03/06 – 08/07	0.581	03/06 - 05/07
3-A-2	2.353	12/07 – 02/09	1.959	08/07 – 08/08	1.660	05/07 – 04/08
3-A-3	4.146	02/09 ~ 08/11	3.171	08/08 ~ 05/10	2.500	04/08 – 01/09
3-A-4	6.181	08/11 – 06/12	4.953	05/10 – 06/11	3.884	01/09 ~ 08/10
3-A-5	5.604	05/09 – 06/12	4.992	07/09 – 06/11	4.389	09/09 – 08/10
3-M-1	4.380	04/09 – 06/12	3.943	05/09 – 06/11	3.699	06/09 – 08/10
3-M-2	4.354	03/09 – 06/12	3.880	04/09 – 06/11	3.587	04/09 – 08/10
3-B-1	4.126	03/09 – 06/12	3.659	03/09 – 06/11	3.374	03/09 – 08/10
3-B-2	3.486	03/09 – 08/10	3.167	03/09 – 11/09	3.071	03/09 – 04/09

Structure

Principal

•

Senior Certificates (with the exception of the Class 3-A-5 Certificates):

o

These Certificates will receive principal payments on a sequential basis and will be entitled to all principal payments prior to March 2009.

o

For any distribution date in or after March 2009, these Senior Certificates will receive principal sequentially to their collective target credit enhancement level.

•

Class 3-A-5 Certificates:

o

For any distribution date prior to March 2009, the Class 3-A-5 Certificates will not receive any payments of principal.

o

For any distribution date in or after March 2009, the Class 3-A-5 Certificates will receive a percentage of the available senior principal distribution amount based on the NAS shift percentage and the Class’ pro rata portion.  (Schedule shown on page 6.)

•

Mezzanine and Subordinate Certificates:

o

Prior to March 2009, the Mezzanine and Subordinate Certificates, will receive principal only to the extent that the Senior Certificates are paid in full.  In such event, the Mezzanine and Senior Certificates will receive principal on a sequential basis with the Mezzanine Classes benefiting from a higher priority than the Subordinate Classes.  The Class 3-M-2 Certificates will be subordinate to the Class 3-M-1 Certificates and the Class 3-B-2 Certificates will be subordinate to the Class 3-B-1 Certificates.

o

For any distribution date in or after March 2009, these classes will receive principal sequentially to their target credit enhancement level on the basis of their class distribution amount as calculated for the related Distribution Date.

Interest

•

Senior Certificates: For any distribution date interest will accrue on some of the Classes at a predetermined fixed rate and on other classes at a rate of One-Month LIBOR plus a predetermined margin.  The fixed rate certificates will accrue on a 30/360 basis with 24 days delay.  The floating rate certificates will accrue on a ACT/360 basis with 0 days delay.

•

Mezzanine and Subordinate Certificates: For any distribution date interest will accrue on these Classes at a predetermined fixed rate.  The certificates will accrue on a 30/360 basis with 24 days delay.

Class 3-A-5 Certificates: NAS Shift Percentages

Distribution Date	NAS Shift(1) (%)
March 2006 – February 2009	0
March 2009 – February 2011	45
March 2011 – February 2012	80
March 2012 – February 2013	100
March 2013 and thereafter	300

(1) Percentage of pro rata principal distribution amount due to 3-A-5 Certificates

Subordination of Class M and B Certificates

Priority of Payment

The initial enhancement percentages takes into account the initial O/C amount of approximately [3,729,764.84] or [0.75%] of the Cut-off Date balance of the underlying mortgage loans.

On or after the Step-Down Date (provided a Trigger Event is NOT in effect) the O/C amount will step-down to 2x Target O/C ([1.50%] of the current balance of the underlying mortgage loans), subject to an O/C floor of [0.50%] of the Cut-off Date collateral balance.

Class 3-A(1) [7.25%]

Order of Loss
Allocation

Losses will be allocated to the Certificates in reverse order of priority. I.e. Any realized losses will be absorbed first by the Class CE certificates (which receive the monthly excess interest), then the O/C, and finally the Pool 3 Certificates in reverse order of priority of distribution.  At the senior level, the losses will be allocated pro rata amongst the tranches.

Class 3-M-1 [4.50%]
Class 3-M-2 [2.50%]
Class 3-B-1 [1.25%]
Class 3-B-2 [0.75%]

Overcollateralization Initial: (0.75%) Target (1.50%)
Excess Spread

(1) Class A Certificates share preferential right to receive interest over the Subordinate Certificates.

Summary of Terms

Issuing Entity:	J.P. Morgan Alternative Loan Trust 2006-S1
Offered Certificates:

Class 3-A-1, 3-A-2, 3-A-3, 3-A-4, 3-A-5, 3-M-1, 3-M-2, 3-B-1, and Class 3-B-2 Certificates are the “Offered Certificates”.  In addition to the Offered Certificates, the trust fund will issue a private class of certificates, the Class CE.

Senior Certificates:

Class 3-A-1, Class 3-A-2, Class 3-A-3, Class 3-A-4, and Class 3-A-5.

Non-Accelerated Senior:

Class 3-A-5.

Mezzanine Certificates:

Class 3-M-1, Class 3-M-2.

Subordinate Certificates:

Class 3-B-1, Class 3-B-2.

LIBOR Certificates:

Class 3-A-1, Class 3-A-2.

Lead Underwriter:	J.P. Morgan Securities, Inc.
Sponsor:	J.P. Morgan Mortgage Acquisition Corp.
Depositor:	J.P. Morgan Acceptance Corporation I.
Trustee:	U.S. Bank National Association.
Master Servicer:	Wells Fargo Bank, N.A. (the “Master Servicer”).
Servicers:	J.P. Morgan Chase Bank, National Association, Suntrust Mortgage, Inc, and PHH Mortgage Corporation.
Custodian:	JPMorgan Chase Bank, N.A.
Cut-off Date:	February 1, 2006.
Expected Closing Date:	February 28, 2006.
Pricing Prepayment Speed:	25% Constant Prepayment Rate (“CPR”).
Distribution Date:	25th day of each month (or the next business day), commencing in March 2006.